SEC Mail
Mail Processing
Section

FEB 29 2008

Washington, DC
106

[redacted]

08028266

...S
...COMMISSION
...20549

BB 3/11

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66921

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TVA Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Theory, Suite 200
(No. and Street)

Irvine	CA	92617
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Haight & Monaghan LLP
(Name – *if individual, state last, first, middle name*)

2302 Martin St. Ste. 475	Irvine	CA	92612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 3/27

OATH OR AFFIRMATION

I, Elliot B. Reiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen Haight & Monaghan LLP, as of February 25, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See Attached -

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], ~~not Notary~~)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California
County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 28 (Date) day of February (Month), 2008 (Year), by
(1) ELLIOT B. REIFF. (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

~~(and~~

(2) ____________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public)

ANNE MANSOUR
Commission # 1750595
Notary Public - California
Orange County
My Comm. Expires Jul 11, 2011

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 2-28-2008 Number of Pages: 1

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

AH&M ALLEN, HAIGHT & MONAGHAN LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Members
TVA Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedule of TVA Capital LLC (the Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

Donald L. Allen • R. Lee Haight • Thomas F. Monaghan • Jay W. Donovan • Mark C. Tackmann
2302 Martin, Suite 475 • Irvine, CA 92612 • (949) 852-9433 • FAX (949) 852-9620 • www.ahmcpas.com

statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Haight & Monaghan LLP

February 11, 2008

TVA CAPITAL, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

AND

INDEPENDENT AUDITOR'S REPORT

AH&M ALLEN, HAIGHT & MONAGHAN LLP
Certified Public Accountants

TVA CAPITAL, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

INDEX

AH&M ALLEN, HAIGHT & MONAGHAN LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Members
TVA Capital, LLC

We have audited the accompanying statement of financial condition of TVA Capital, LLC as of December 31, 2007, and the related statements of operations, changes in members' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVA Capital, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Haight & Monaghan LLP

February 11, 2008

Donald L. Allen • R. Lee Haight • Thomas F. Monaghan • Jay W. Donovan • Mark C. Tackmann

2302 Martin, Suite 475 • Irvine, CA 92612 • (949) 852-9433 • FAX (949) 852-9620 • www.ahmcpas.com

TVA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Current assets:		
Cash	$	33,921
Advance to agent (Note 2)		12,000
Prepaid expenses		548
Total assets	$	46,469

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:		
Accounts payable	$	4,322
Accrued income taxes		900
Deferred revenue		9,000
Total current liabilities		14,222
Long term liabilities:		
Subordinated notes payable (Note 3)		13,445
Total liabilities		27,667
Members' capital (Note 4)		18,802
Total liabilities and members' capital	$	46,469

See accompanying notes to financial statements.

TVA CAPITAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

Revenues		
Advisory fees	$	237,395
FINRA distribution		35,000
Total revenues		272,395
Operating expenses		
Regulatory fees		22,892
Professional fees		23,338
General and administrative		225,155
Total operating expenses		271,385
Income from operations		1,010
Interest expense (Note 3)		1,050
(Loss) before provision for income taxes		(40)
Provision for income taxes		1,700
Net (loss)	$	(1,740)

See accompanying notes to financial statements.

TVA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2007

Balance at December 31, 2006	$	20,542
Capital contributions		-
Net (loss)		(1,740)
Balance at December 31, 2007	$	18,802

See accompanying notes to financial statements.

TVA CAPITAL, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2007

Subordinated borrowings at December 31, 2006	$	12,395
Increases:		
Interest payable on subordinated notes		1,050
Decreases:		
Payments on subordinated notes		-
Subordinated borrowings at December 31, 2007	$	13,445

See accompanying notes to financial statements.

TVA CAPITAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net (loss)	$	(1,740)
Adjustments to reconcile net (loss) to net cash provided by operating activities:		
(Increase) decrease in:		
Fees receivable		19,500
Prepaid expenses		(468)
Increase (decrease) in:		
Accounts payable		(8,593)
Deferred revenue		4,250
Net cash provided by operating activities		12,949
Cash flows from investing activities:		
Advance to agent		(12,000)
Net cash (used in) investing activities		(12,000)
Cash flows from financing activities:		
Increase in accrued interest on subordinated notes payable		1,050
Net cash provided by financing activities		1,050
Net increase in cash		1,999
Cash, beginning of year		31,922
Cash, end of year	$	33,921

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:		
Income taxes	$	800

See accompanying notes to financial statements.

TVA CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

TVA Capital, LLC (the "Company"), a California Limited Liability Company, is a registered broker-dealer under the Securities and Exchange Act of 1934 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company acts as an agent in offering of private debt and equity placements for early stage companies seeking growth capital. Private placements would be offered to United States or foreign institutions and accredited investors, as defined under Regulation D of the Securities and Exchange Commission ("SEC"). The Company also provides fee-based consulting and mentoring services, introductions to resource providers or to sources of non-equity, non-debt capital on a commission basis. The Company operates from offices in Irvine, California occupied on a month-to-month basis.

The Company does not provide investment advisory services and is not registered as an investment advisor. The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is therefore, exempt from provisions of Rule 15c3-3 of the Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107 *"Disclosures About Fair Value of Financial Instruments"*, requires that the Company disclose estimated fair values for its financial instruments. Fair values are based upon estimates using present value or other valuation techniques in cases where quoted market prices are not available.

Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets, and, in many cases, could not be realized in immediate settlement of the instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments (continued)

At December 31, 2007, management believes that the carrying amounts of cash, advance to agent and accounts payable approximate fair value because of the short maturity of these instruments. It is not practical to estimate the fair value of subordinated notes and interest payable to members due to their related party nature.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company did not have any cash equivalents at December 31, 2007.

Concentrations

The Company maintains substantially all of its cash with a financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). Cash in bank balances did not exceed the FDIC limit at December 31, 2007.

Fees Receivable

The Company utilizes the allowance method of accounting for losses from uncollectible accounts. Under this method, an allowance is provided based upon historical experience, management's evaluation of outstanding fees receivable, and the specific assessment of the collectability of past due accounts at the end of each year. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. At December 31, 2007, the Company determined that $10,000 of fees receivable was uncollectable and charged the amount against a previously provided allowance.

Revenue Recognition

The Company receives advisory fees in accordance with terms outlined in agreements between the Company and its clients. The Company recognizes these fees as revenue as the services are provided. The agreements require substantial delivery of services to the client in the first sixty days of the term; accordingly, a significant portion of retainer fees received are recognized as income during that period. The remaining fees are recognized as income ratably in the remaining period of the agreement on a straight-line basis. Deferred revenue represents retainer fees received but attributable to the unexpired portion of the representative agreements as of December 31, 2007.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (continued)

During the year ended December 31, 2007, the Company received $35,000 from FINRA in connection with the reorganization of agencies regulating the securities industry.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. No provision has been made for federal income taxes in the accompanying financial statements since such taxes are the responsibility of the Company's respective members. The Company is obligated to pay a minimum state tax of $800 plus a fee based on net revenue.

NOTE 2 – ADVANCE TO AGENT

During the year ended December 31, 2007, the Company advanced $12,000 to an agent engaged to assist the company in a transaction. The advance is secured by a note and certain collateral. The Company expects to collect the advance in 2008.

NOTE 3 – SUBORDINATED NOTES PAYABLE

The Company had existing notes payable to its members totaling $10,500 as of December 31, 2007. These loans bear interest at 10% per annum and mature on April 30, 2010. The proceeds received from these notes were used for working capital purposes. Subordinated interest payable on these promissory notes as of December 31, 2007 totaled $2,945.

Pursuant to the note agreements, the obligations of the Company with respect to the payment of the principal and interest on these notes shall be subordinated in right of payment to all claims of existing and future creditors of the Company for matters occurring prior to the notes' maturity dates.

Consistent with the provisions of 17 CFR240.15c3-1, subordinated notes and interest relating to these notes from owners may be included as regulatory net capital when such notes are approved by FINRA. In the prior year, FINRA approved subordinated notes totaling $10,500 (see Note 4).

At the option of the Company, payment of all or any part of the notes payable prior to maturity date may be made by the Company only upon receipt of a prior written approval of FINRA, but in no event may any prepayment be made within one year.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both of which are defined, should not exceed 15 to 1. In the computation of the net capital requirements, FINRA's approved subordinated loans and interest on these loans can be used as additional capital (see Note 3).

The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $19,699 and $5,000, respectively. In addition, at December 31, 2007, the Company's net capital ratio is .72 to 1.

SUPPLEMENTARY INFORMATION

TVA CAPITAL, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

YEAR ENDED DECEMBER 31, 2007

Aggregate indebtedness:		
Accounts payable	$	4,322
Accrued income taxes		900
Deferred revenue		9,000
	$	14,222
Net capital:		
Members' capital	$	18,802
Additions:		
Approved subordinated loans and interest		13,445
Deductions:		
Advance to agent		(12,000)
Prepaid expenses		(548)
		19,699
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)		5,000
Net capital in excess of minimum requirement	$	14,699
Ratio of aggregate indebtedness to net capital		0.72

There were no material differences between the amounts represented in the computation of net capital set forth above and the amount as reported in the Company's audited Part II focus report. Net capital as stated above differed from the amount reported in the focus report by $900, which relates to adjustments to income tax expense, accounts payable and deferred revenue.

See accompanying notes to financial statements.

TVA CAPITAL, LLC

OTHER COMPLIANCE MATTERS

YEAR ENDED DECEMBER 31, 2007

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3

   Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable as provided for in section (k)(1) of Rule 15c3-3. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2007 and reconciliation to that calculation is not included herein.

2. Information Relating to Possession and Control Requirements under Rule 15c3-3

   The Company is exempt from Rule 15c3-3 under the exemptive provision of section (k)(2)(i) and accordingly, has no possession or control requirements.

END